FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2005

Commission File Number 000-30224

CRYPTOLOGIC INC.
(Translation of registrant’s name into English)

1867 Yonge Street, 7th Floor Toronto, Ontario, Canada M4S 1Y5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYPTOLOGIC INC.

Date: May 11, 2005	Lewis N. Rose President and Chief Executive Officer

NEWS FOR IMMEDIATE RELEASE
Symbol: TSX: CRY; NASDAQ: CRYP; LSE: CRP

ALL FINANCIAL FIGURES ARE IN US$

CRYPTOLOGIC DELIVERS RECORD REVENUE & STRONG EARNINGS GROWTH IN Q1 2005
First quarter revenue up 33%, earnings up 27%
Disciplined execution, strategic investments drive “blue-chip” performance in both poker and casino

May 11, 2005 (Toronto, ON) – CryptoLogic Inc., a leading software developer to the global Internet gaming market, announced today its financial results for the first quarter ended March 31, 2005. Record revenue, strong earnings and positive operating cash flow generation reflected continued growth in the company’s primary Internet casino and poker markets.

“CryptoLogic’s excellent start to 2005 reaffirms our position as the blue-chip e-gaming software company,” said Lewis Rose, CryptoLogic’s President and CEO. “CryptoLogic is clearly benefiting from its investment in growth, and we will continue to invest in order to maximize returns at this exciting time in our industry. The landmark legislation to regulate Internet gaming in the UK for the first time is further evidence of the global potential and growing acceptance that this industry is here to stay.”

Financial Highlights	Three months ended
(in millions of US dollars, except per share data)	March 31,
	2005	2004

Revenue	$ 20.3	$ 15.2
Earnings	$ 4.8	$ 3.8
Earnings per diluted share	$ 0.34	$ 0.28

Fiscal 2005 first quarter highlights included:

•	Quarterly revenue grew 33% to $20.3 million, and earnings grew 27% over Q1 2004 to $4.8 million or $0.34 per diluted share. This exceeded analysts’ average consensus of $0.30 per diluted share;

•	Internet poker fees derived from its WagerLogic subsidiary rose by more than 200% over Q1 2004, and accounted for over 25% of Q1 2005 revenue. Continued growth from Internet poker licensees and poker tournament software enhancements contributed to these strong results;

•	The central poker room shared by WagerLogic licensees now attract more than 6,000 simultaneous live online players, and is one of the world’s top 5 revenue generating poker sites on the Internet;

•	Internet casino revenue derived from WagerLogic enjoyed healthy growth, rising 6% over Q1 2004;

•	Version 6 of the company’s casino software was also released in Spanish, French, Italian and German, contributing to international appeal and European growth;

•	Geographic diversification continued to be strong with licensees’ revenue from international markets growing to over 65% of total revenue, up from over 60% in 2004;

TEL (416) 545-1455     FAX (416) 545-1454
1867 YONGE STREET, 7TH FLOOR, TORONTO, CANADA M4S 1Y5

•	CryptoLogic’s blue-chip status was reinforced in both the North American and UK markets: the company was added to the main S&P/TSX Composite Index in Canada; and expanded its shareholder base in the UK by attracting a number of prominent institutional investors;

•	Quarterly dividend of $0.05 per share, payable on June 15, 2005 to shareholders of record as at June 8, 2005;

•	Subsequent to quarter end, WagerLogic announced an exclusive, multi-year agreement for the Internet rights to the first online slot version of Bejeweled, an exceptionally popular game on the Internet; and

•	In April 2005, the British government enacted a law to regulate online gaming in the UK for the first time – a position that CryptoLogic has long advocated. This marks an historic first step for this major jurisdiction to establish world-class standards for the safe, secure and responsible use of this form of entertainment.

Strong First Quarter Performance (all financial figures expressed in US dollars)
In the first quarter ended March 31, 2005, CryptoLogic achieved record revenue, which rose 33% to $20.3 million (Q1 2004: $15.2 million). EBITDA(1) for the quarter grew 26% to $5.8 million (Q1 2004: $4.6 million). Despite increased costs associated with investing in the growth of the company’s business to drive higher revenue generation, EBITDA(1) margin for the quarter remained solid at 29% as a percentage of revenue (Q1 2004: 30%). Earnings for the quarter rose 27% to $4.8 million or $0.34 per diluted share (Q1 2004: $3.8 million or $0.28 per diluted share).

These strong gains reflected solid organic growth from existing customers in the company’s core casino market, and the fast-growing Internet poker arena. CryptoLogic continued to benefit from the early returns from its major investment program, which is aimed at significantly enhancing the company’s game and service offering and system infrastructure to support its customers’ growing online operations.

Given the considerable growth opportunities that are available to the company, CryptoLogic is further enhancing its software, systems and product offerings. This extends the major investment program from Q3 2004 to the end of 2005, now planned at $12.5 million. Over the last three quarters, more than 65%, or $8.4 million of this program, has been invested as follows: $3.2 million in operating costs and $5.2 million in capital expenditures (comprising $3.2 million for the purchase of capital assets and $2.0 million in capitalized software development related to the investment program).

Balance Sheet Strength
CryptoLogic’s financial strength continued to be reflected in its healthy operating cash flow and strong balance sheet. At March 31, 2005, the company had no debt, and total cash grew to $90.2 million or $6.36 per diluted share (comprising cash and cash equivalents, short term investments, and including security deposits of $7.0 million). CryptoLogic’s working capital rose to $70.3 million or $4.96 per diluted share.

On May 9, CryptoLogic’s Board declared the next quarterly dividend of $0.05 per share, payable on June 15, 2005 to shareholders of record as at June 8, 2005.

Operating cash flow for the first quarter of 2005 was $2.6 million (Q1 2004: $5.1 million). This decline was largely attributed to increased receivables resulting from two licensees assuming responsibility for their own e-cash processing, prepayment of royalty licensing fees related to new games in development and reduced payables and accruals.

Geographic Diversification
CryptoLogic’s blue-chip results reflect the steady profitability of a business that is well diversified across the world’s major Internet gaming markets. Revenue generated from licensees’ international players grew to over 65% of first quarter revenue, up from over 60% in 2004. The UK and other European markets remained solid contributors each at more than 30% of overall revenue in the quarter, which was up from 30% and 20% respectively in 2004.

CryptoLogic enhanced the global appeal of its software by releasing Version 6 of its casino software in Spanish, French, Italian and German. European players now enjoy a greater variety of games, including progressive jackpot and slot games and classic card favourites – in their native languages.

Product Expansion
The Internet poker industry continues to enjoy strong momentum, with growth forecasts of more than 100% for 2005 (source: Global Betting & Gaming Consultants). CryptoLogic’s investment in its poker software and network scalability continued to produce excellent results: fees earned from Internet poker rose more than 200% over Q1 2004, and accounted for more than 25% of total Q1 2005 revenue.

WagerLogic’s new six-seat poker tournament feature, which is branded SIXPAK™, was a contributing factor to this growth. The software delivers “final-table” action throughout an entire tournament event and expands licensees’ tournament offerings to their players. The central poker room shared by licensees continued to reach new heights in popularity, now attracting more than 6,000 simultaneous online players.

Internet casino remained a major contributor, accounting for 65% of total revenue and growing 6% over Q1 2004 revenue even in this more competitive and increasingly sophisticated game segment. The Internet casino industry – which represents less than five percent of the world’s land-based casino market (source: Global Betting & Gaming Consultants) – continues to offer vast growth potential.

New product innovation and market-targeted games are key growth drivers in the Internet casino market. This imperative was underscored by WagerLogic’s recently announced five-year exclusive agreement for the Internet rights to the slot version of Bejeweled, which will be one of the exciting games included in a new casino Bonus Pack scheduled for release this autumn. Having garnered multiple Game of the Year awards, the play-for-fun version of Bejeweled continues to be one of the most popular titles with Internet players on AOL, Yahoo! and MSN.

Regulatory Commitment and New UK Law
CryptoLogic has consistently advocated regulation of Internet gaming for the protection of players and the credibility of the industry. The company welcomed the British government’s recent enactment of a law to regulate Internet gaming in the UK for the first time – this will establish world-class standards for the safe, secure and responsible use of this form of entertainment in one of CryptoLogic’s major markets. While the revised Gambling Act 2005 has become law, it is expected to take more than 12 months to fully establish and implement the new regulatory regime, during which time CryptoLogic will closely monitor its progress. The first applications are expected to be accepted in 2006, with licenses granted and operational in 2007.

As one of the world’s few suppliers with government-approved gaming software – and with a customer list that includes some of the best names in UK gaming – CryptoLogic’s compliance to the highest regulatory practices is an important competitive advantage as more jurisdictions make the sensible choice to regulate interactive gaming.

Enhanced Investor Profile
In January 2005, CryptoLogic’s shareholder base diversified through new UK institutional investors having acquired approximately 8% of the company’s then outstanding shares. This should contribute to the company’s liquidity on the London Stock Exchange.

During the quarter, Standard & Poor’s also added CryptoLogic to the main S&P/TSX Composite Index and to the S&P/TSX SmallCap Index in the information technology sector. Inclusion on the premier benchmark for Canadian equity markets highlights CryptoLogic’s market strength and exciting growth.

Outlook
CryptoLogic’s disciplined execution and focused investments in its primary growth markets have translated into early returns and contributed to a strong start in 2005. The second quarter is traditionally not as strong as the first quarter as Internet activity tends to soften in early summer. Accordingly, Management forecasts second quarter revenue to range from $19.2-$19.6 million, with earnings of $4.2-$4.4 million or $0.29-$0.30 per diluted share.

CryptoLogic’s investment in its business is strengthening the company’s global position in both its core Internet casino and poker markets. With this growth momentum, CryptoLogic is making further enhancements directed at the key areas of its business – its casino and poker software offerings, system infrastructure and scalability, and back-office and customer care.

Capital expenditures for the full year of 2005 are estimated to be $12.0 million, of which 35% relates to the company’s normal course investment. The balance includes: a move to new office premises this year to accommodate a growing organization; and the remaining portion under the company’s major investment program to be capitalized. CryptoLogic’s commitment to its business today and for the future is intended to continue to enhance the company’s global leadership, competitive strength and prospects for increasing near and long term returns for shareholders.

2005 First Quarter Analyst Call
A conference call is scheduled for 8:30 a.m. (Eastern) (1:30 p.m. GMT) on Wednesday, May 11, 2005. Interested parties should call either 416-695-5259, 1-877-888-3490 (North America) or international toll free number at (Country Code) 800-4222-8835. Instant replay will be available until Wednesday, May 18, 2005 by calling 416-695-5275 or 1-866-518-1010.

Annual & Special Meeting of Shareholders
CryptoLogic’s Annual and Special Meeting of Shareholders will be held at The Design Exchange, Trading Floor, 234 Bay Street, Toronto, Canada, on Thursday, May 12, 2005 at 4:30 p.m., Eastern time.

About CryptoLogic® (www.cryptologic.com)
Focused on integrity and innovation, CryptoLogic Inc. is the world’s largest public online gaming software developer and supplier. Its leadership in regulatory compliance makes it one of the very few companies with gaming software that is certified to strict standards similar to land-based gaming. WagerLogic Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of its gaming software and services to an internationally-recognized blue chip customer base worldwide. For information on WagerLogic®, visit www.wagerlogic.com.

CryptoLogic’s common shares trade on the Toronto Stock Exchange (symbol: CRY), on the Nasdaq National Market (symbol: CRYP), and on the London Stock Exchange (symbol: CRP).

For more information, please contact: At CryptoLogic, (416) 545-1455 Nancy Chan-Palmateer, Director of Communications	At Argyle Rowland Communications, (416) 968-7311 (media only) Dan Tisch, ext. 223/ dtich@argylerowland.com Karen Passmore, ext. 228/ kpassmore@argylerowland.com

(1)	Management believes that EBITDA (earnings before interest, taxes, and amortization) is a useful supplemental measure of performance. However, EBITDA is not a recognized earnings measure under generally accepted accounting principles (GAAP) and does not have a standardized meaning. Therefore, EBITDA may not be comparable to similar measures presented by other companies.

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:
Statements in this press release which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS

CryptoLogic Inc. and our subsidiaries are referred collectively as “CryptoLogic”, “the Company”, “we”, “us” and “our” throughout Management’s Discussion and Analysis (“MD&A”), unless otherwise specified. The following MD&A should be read in conjunction with the unaudited consolidated interim financial statements of CryptoLogic, including the notes thereto, for the three months ended March 31, 2005 and March 31, 2004, and the audited consolidated financial statements and the MD&A for the year ended December 31, 2004 as set out in our 2004 Annual Report. Except where otherwise indicated, the reader may assume that economic and industry factors are substantially unchanged from the 2004 year-end MD&A. This MD&A is dated May 11, 2005. Additional information relating to CryptoLogic, including our Annual Information Form, is available on SEDAR at www.sedar.com or EDGAR at www.sec.gov.

All currency amounts are in US dollars, unless otherwise indicated.

BUSINESS OVERVIEW
CryptoLogic is a leader and the world’s largest publicly traded online gaming software developer and supplier serving the global Internet gaming market. WagerLogic Limited (“WagerLogic”), a wholly-owned subsidiary of CryptoLogic, provides licensing, e-cash management and customer support services for our Internet gaming software to an internationally-recognized blue chip client base (“licensees” or “customers”) around the world who operate under government authority where their Internet businesses are domiciled.

OVERVIEW OF RESULTS
CryptoLogic delivered strong first quarter performance in 2005 marked by record revenue, solid earnings and positive operating cash generation. In the more competitive and increasingly demanding online casino market, licensees benefited from WagerLogic’s broadening casino offering and ongoing release of new game choices and variations that help attract players and increase revenue potential. WagerLogic licensees’ central poker room continued to be one of the fastest growing poker sites on the Internet, with Q1 2005 growing in excess of 200% over Q1 2004, and outpaced the industry’s growth of 115% (source: PokerPulse.com, an independent industry research Web site). Enhanced poker tournament software and expanding poker system infrastructure were contributing factors to our licensees’ growth in this rapidly-growing game area.

Revenue for the first quarter of 2005 rose 33% to $20.3 million (Q1 2004: $15.2 million). EBITDA(1) increased by 26% to $5.8 million (Q1 2004: $4.6 million). Despite increased investments to drive higher revenue generation, EBITDA(1) margin remained solid at 29% as a percentage of revenue in 2005 (Q1 2004: 30%). Furthermore, earnings increased by 27% to $4.8 million or $0.34 per diluted share (Q1 2004: $3.8 million or $0.28 per diluted share).

CryptoLogic’s strong balance sheet continued to be reflected in $90.2 million in cash, cash equivalents and short term investments (including $7.0 million in security deposits) at quarter-end. In addition, working capital grew to $70.3 million.

Given the considerable growth opportunities that are available to the company, CryptoLogic is further enhancing its software, systems and product offerings. This extends our major investment program from Q3 2004 to the end of 2005, now planned at $12.5 million. Over the last three quarters, more than 65%, or $8.4 million of this program, has been invested, which is translating into early incremental returns as evidenced by strong first quarter results.

RESULTS OF OPERATIONS

Revenue
Revenue in the first quarter of 2005 increased by 33% to $20.3 million (Q1 2004: $15.2 million). Typically one of the seasonally strongest quarters of the year, CryptoLogic generated record first quarter revenue in 2005. Strong gains reflected the considerable growth of licensees’ Internet poker activities and continued solid performance in their Internet casino businesses. The initial returns of our major investment program have also contributed positively to the Company’s top-line performance.

During the quarter, Internet poker fees increased by more than 200% over Q1 2004. Internet poker fees accounted for more than 25% of Q1 2005 revenue. This growth was driven by: rising player traffic to licensees’ poker sites, which was supported by increased system capacity; and continued enhancement of our poker software, including the introduction of new features such as the innovative SIXPAK™ six-seat tournament option, which expanded licensees’ tournament offerings to their players. As a result, WagerLogic licensees’ central poker room continued to be one of the fastest-growing rooms on the Internet, and is among the top five revenue-generating poker sites in the world, according to PokerPulse, with more than 6,000 live players simultaneously online. WagerLogic expects to experience continued growth from its poker licensees as they benefit from an enhanced poker offering and capitalize on the fast-growing online poker market.

CryptoLogic’s Internet casino revenue continued to reflect solid performance and grew 6% over the same first quarter in 2004. This was evidence of the continued strength of our existing major brand name licensees and the benefit of an expanding casino game suite and new game introductions.

Licensees’ revenue from international markets continued a positive trend and rose over 65% of overall revenue, up from over 60% in fiscal 2004. The UK and Continental Europe continued to be core markets and grew to account for more than 60% of revenue (or over 30% each) compared with more than 50% in 2004 (or 30% and 20% respectively).

Operating Costs
Operating costs comprise software development and support costs that include all personnel and compensation costs, licensee support, customer service costs and compliance-related expenditures. Operating costs were $12.8 million in the first quarter of 2005 or 63% of revenue (Q1 2004: $9.0 million or 59%).

Higher costs were in line with CryptoLogic’s ongoing investments directed at new casino games, enhancement of our poker offering, an expanding system infrastructure to support growing player traffic and volumes, and enhancement of our customer care and back-office processing and support services. Operating costs also rose with increased processing fees associated with growing financial transaction volumes.

In the second half of 2004, CryptoLogic embarked on a major investment program, which is above and beyond our normal course expenditures to significantly upgrade our gaming platform and system and service infrastructure. Given the considerable growth opportunities that are available to the company, we are making further enhancements. This extends our major investment program from Q3 2004 to the end of 2005, now planned at $12.5 million. Over the last three quarters, more than 65%, or $8.4 million of this program, has been invested as follows: $3.2 million in operating costs and $5.2 million in capital expenditures (comprising $3.2 million for purchases of capital assets and $2.0 million in capitalized software development associated with the program). CryptoLogic is already benefiting from the early returns of these investments as evidenced by strong top-line performance. Even with higher investments, CryptoLogic’s growth expectations for the year continue on track as we continue to manage expenditures in proportion to revenue generation.

General and Administrative Costs
General and administrative (G&A) expenses rose to $1.6 million for the quarter (Q1 2004: $1.5 million), but declined to 8% of revenue (Q1 2004: 10%) due to strong revenue performance. The rise in G&A costs was principally due to increased facilities and infrastructure expenditures to support a growing organization. Given our larger company, G&A expenses will rise modestly, although are expected to remain fairly consistent as a percentage of revenue.

Finance Costs
Finance costs include bank charges and fees for bank drafts and letters of credit. All letters of credit are secured by cash deposits, which are classified as security deposits on our balance sheet. These costs remained fairly consistent at $0.09 million for both Q1 2005 and the same period in 2004.

EBITDA(1)
EBITDA(1) for the first quarter of fiscal 2005 rose by 26% to $5.8 million (Q1 2004: $4.6 million). Despite increased costs associated with investing in key areas of our business and infrastructure to support long term growth, EBITDA(1) margin remained solid at 29% as a percentage of revenue in 2005 (Q1 2004: 30%). EBITDA(1) is expected to remain at solid levels, although margins are expected to decline as major investments carry into 2005 as planned.

(1)	Management believes that EBITDA (earnings before interest, taxes, and amortization) is a useful supplemental measure of performance. However, EBITDA is not a recognized earnings measure under generally accepted accounting principles (GAAP) and does not have a standardized meaning. Therefore, EBITDA may not be comparable to similar measures presented by other companies.

EBITDA is reconciled to earnings as follows:

	For the three months
	ended March 31,

(In thousands of US dollars)	2005	2004

Earnings	$ 4,839	$ 3,821
Income taxes	795	611
Interest income	(637)	(244)
Amortization	802	424

EBITDA	$ 5,799	$ 4,612

Amortization
Amortization expense during the quarter rose to $0.8 million (Q1 2004: $0.4 million). The increase reflected higher investments in computer equipment, leasehold improvements, software and licenses to support our growing organization and the Company’s major investment program.

Interest Income
Interest income rose to $0.6 million in the first quarter (Q1 2004: $0.2 million). The increase was a result of a higher cash position and better interest yield.

Provision for Income Taxes
Income taxes for the quarter grew to $0.8 million (Q1 2004: $0.6 million), primarily due to higher pre-tax profits and increased taxable income in higher tax jurisdictions. The future income tax credit of $0.2 million was due to the effect of the change in foreign exchange rates during the first quarter of 2005.

Earnings
Earnings for the quarter rose by 27% to $4.8 million or $0.34 per diluted share (Q1 2004: $3.8 million or $0.28 per diluted share). First quarter results were ahead of analysts’ consensus of $0.30 per diluted share.

Summary of Quarterly Results

	Fiscal 2005	Fiscal 2004				Fiscal 2003
(In thousands of US dollars, except per share data)	Q1 05	Q4 04	Q3 04	Q2 04	Q1 04	Q4 03	Q3 03	Q2 03

Revenue	$20,274	$17,949	$15,616	$14,925	$15,224	$13,540	$10,944	$10,826
Interest income	637	426	361	262	244	160	196	174
Earnings	4,839	3,794	2,856	3,197	3,821	3,033	2,157	2,478
Earnings per share Basic Diluted	0.36 0.34	0.29 0.27	0.22 0.21	0.25 0.23	0.30 0.28	0.25 0.23	0.18 0.17	0.20 0.20
Basic weighted average number of shares (000's)	13,573	13,185	13,076	12,979	12,641	12,280	12,256	12,237
Diluted weighted average number of shares (000's)	14,184	13,871	13,642	13,734	13,419	12,972	12,696	12,395

Typically, our first and fourth quarters (during the winter and fall seasons) are our strongest periods, and revenue in the middle two quarters can slow down as Internet usage moderates in the summer months when players tend to be outdoors. The sequential increase in Q1 2005 revenue over Q4 2004 was a result of the continued significant growth in Internet poker fees combined with solid casino revenue, while managing expenses to produce appropriate returns and drive revenue generation.

LIQUIDITY AND CAPITAL RESOURCES
In the quarter, CryptoLogic continued to add to our strong financial position. As at March 31, 2005, the Company had no debt, and a cash position of $90.2 million or $6.36 per diluted share, which comprised cash and cash equivalents, short term investments, and included $7.0 million of security deposits. Working capital grew to $70.3 million or $4.96 per diluted share.

Operating cash flow in the first quarter of 2005 was $2.6 million (Q1 2005: $5.1 million). This decline was largely due to increased receivables resulting from two licensees responsible for their own e-cash processing, prepayment of royalty licensing fees related to new games under development, and reduced payables and accruals.

CryptoLogic currently has 13.7 million common shares issued and outstanding, and 1.1 million stock options and warrants outstanding.

CRITICAL ACCOUNTING POLICIES, CHANGES IN ACCOUNTING POLICIES AND OFF-BALANCE SHEET ARRANGEMENTS
These items are unchanged as discussed in the Company’s MD&A for the year ended December 31, 2004 as contained in our 2004 Annual Report.

RISKS AND UNCERTAINTIES
The primary risks and uncertainties that affect and may affect us and our business, financial condition and results of operations are substantially unchanged from those discussed in the Company’s MD&A for the year ended December 31, 2004 as contained in our 2004 Annual Report.

OUTLOOK
CryptoLogic’s excellent first quarter performance reflected the continued execution of our focused strategy and the initial returns of our investment initiatives targeted at key areas of our business. While online gaming continues to promise vast market potential, a growing marketplace means growing competition and increasingly sophisticated players, as well as the ongoing challenges of US uncertainty.

Given CryptoLogic’s strong financial results and growth momentum, we will continue to invest further in our business to provide an expanding game and services offering that help our licensees develop a loyal player community and increase revenue potential.

Capital expenditures for the full year of 2005 are estimated to be $12.0 million, of which 35% relates to our normal course investment. The balance includes: a move to new office premises this year to accommodate a growing organization; and the remaining portion under the Company’s major investment program to be capitalized. CryptoLogic’s commitment to its business today and for the future is intended to continue to enhance the Company’s global leadership in our primary growth markets of online casino and poker, competitive strength and prospects for increasing near and long term returns for shareholders.

CRYPTOLOGIC INC.
CONSOLIDATED BALANCE SHEETS
(In thousands of US dollars)

	As at March 31, 2005 (unaudited)	As at December 31, 2004

ASSETS
Current assets:
Cash and cash equivalents	$ 69,256	$ 43,182
Security deposits	7,000	7,000
Short term investments	13,899	35,782
Accounts receivable and other	8,288	6,487
Prepaid expenses	3,092	1,754

	101,535	94,205
User funds on deposit	20,729	18,908
Capital assets	10,025	9,227
Intangible assets	100	106
Goodwill	1,776	1,776

	$134,165	$124,222

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$ 28,989	$ 30,056
Income taxes payable	2,222	1,331

	31,211	31,387

User funds held on deposit	20,729	18,908
Future income taxes	1,677	1,840

	53,617	52,135

Shareholders' equity:
Share capital	24,699	20,380
Stock options	1,101	1,114
Retained earnings	54,748	50,593

	80,548	72,087

	$134,165	$124,222

CRYPTOLOGIC INC.
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(In thousands of US dollars)
(Unaudited)

	For the three months ended March 31,
	2005	2004

Retained earnings, beginning of period	$ 50,593	$ 38,758
Earnings	4,839	3,821
Dividends paid	(684)	(384)

Retained earnings, end of period	$ 54,748	$ 42,195

CRYPTOLOGIC INC.
CONSOLIDATED STATEMENTS OF EARNINGS
(In thousands of US dollars, except per share information)
(Unaudited)

	For the three months ended March 31,
	2005	2004

Revenue	$ 20,274	$15,224

Expenses
Operating costs	12,754	9,014
General and administrative	1,631	1,506
Finance	90	92
Amortization	802	424

	15,277	11,036

Earnings before undernoted	4,997	4,188
Interest income	637	244

Earnings before income taxes	5,634	4,432
Income taxes:
Current	958	277
Future	(163)	334

	795	611

Earnings	$ 4,839	$ 3,821

Earnings per common share
Basic	$ 0.36	$ 0.30
Diluted	$ 0.34	$ 0.28

Weighted average number of shares (`000s)
Basic	13,573	12,641
Diluted	14,184	13,419

CRYPTOLOGIC INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of US dollars)
(Unaudited)

	For the three months ended March 31,
	2005	2004

Cash flows from (used in):
Operating activities:
Earnings	$ 4,839	$ 3,821
Adjustments to reconcile earnings to
cash provided by (used in) operating activities:
Amortization	802	424
Future income taxes	(163)	334
Stock options	425	263
Changes in operating assets and liabilities:
Security deposits	--	(450)
Accounts receivable and other	(1,801)	182
Prepaid expenses	(1,338)	203
Accounts payable and accrued liabilities	(1,067)	(245)
Income taxes payable	891	570

	2,588	5,102

Financing activities:
Issue of capital stock	3,881	4,410
Dividends paid	(684)	(384)

	3,197	4,026

Investing activities:
Purchase of capital assets	(1,592)	(764)
Purchase of intangible assets	(2)	(89)
Short term investments	21,883	(22,987)

	20,289	(23,840)

Increase (decrease) in cash and cash equivalents	26,074	(14,712)
Cash and cash equivalents, beginning of period	43,182	44,010

Cash and cash equivalents, end of period	$ 69,256	$ 29,298

Supplemental cash flow information:
Non cash portion of option exercised	$ 438	$ 204

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at March 31, 2005
(All figures are in thousands of US dollars, except per share disclosure and where otherwise indicated)
(Unaudited)

These consolidated interim financial statements of CryptoLogic Inc. (the “Company”) have been prepared in accordance with Canadian generally accepted accounting principles using the same accounting policies as were used for the audited consolidated financial statements for the year ended December 31, 2004. These consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2004, as set out in the 2004 Annual Report.

1.	Stock Option Plan

In accordance with the guidelines of the Canadian Institute of Chartered Accountants, the Company has expensed the costs of all stock option grants issued on or after January 1, 2003. The fair value of the options granted in 2004 and 2005 was made using the Black-Scholes option pricing model under the following weighted assumptions:

	2005	2004
Dividend yield	0.75%	0.75%
Risk-free rate	3.25%	2.75%
Expected volatility	50.0%	50.0%
Expected life of options in years	5.0	5.0

The estimated fair value of options is recorded over the vesting period of the options. The costs of stock options of $425 in Q1 2005 (Q1 2004: $263) are included in operating costs. Consideration paid by employees on the exercise of stock options is recorded as share capital.

For the year ended December 31, 2002, no compensation cost was recorded on the grant of stock options during that year. In accordance with the transitional provisions of the accounting guideline, additional pro forma disclosure is presented as if the fair value method of accounting had been used to account for stock options. The fair value of the options granted was made using the Black-Scholes option pricing model under the following weighted assumptions:

2002
Dividend yield	--
Risk-free rate	2.0%
Expected volatility	100.0%
Expected life of options in years	5.0

Had compensation expense been determined based on the fair value of the employee stock option awards for 2002 grants at the grant dates in accordance with the new recommendations, the Company’s earnings and earnings per common share would have been changed to the following pro forma amounts:

	Three months ended		Three months ended
	March 31, 2005		March 31, 2004
	As reported	Pro forma	As reported	Pro forma

	(`000)	(`000)	(`000)	(`000)
Earnings	$ 4,839	$ 4,658	$ 3,821	$ 3,637

Earnings per common share:
Basic	$ 0.36	$ 0.34	$ 0.30	$ 0.29
Diluted	$ 0.34	$ 0.33	$ 0.28	$ 0.27

2.	Share Capital

Authorized:
Unlimited common shares

Issued and Outstanding:

	Common Shares		Series F Warrants		Total
	Issued	Stated Value	Issued	Stated Value	Stated Value

	('000)		('000)		('000)
Balance, December 31, 2003	12,300	$11,078	30	$ 272	$11,350
Exercise of stock options	1,011	9,030	--	--	9,030

Balance, December 31, 2004	13,311	$20,108	30	$ 272	$20,380

Balance, December 31, 2004	13,311	$20,108	30	$ 272	$20,380
Exercise of stock options	385	3,893	--	--	3,893
Exercise of Series F warrants	23	630	(23)	(204)	426

Balance, March 31, 2005	13,719	$24,631	7	$ 68	$24,699

3.	Normal Course Issuer Bid

In September 2004, the Board of Directors approved a share repurchase plan, under a Normal Course Issuer Bid, to repurchase and cancel up to 1,250,000 of the Company’s outstanding common shares for the period commencing September 23, 2004 and ending September 22, 2005. As at March 31, 2005, the Company has not repurchased any shares under this plan.

4.	Comparative Figures

Certain of the prior period’s figures have been reclassified for consistency with the current period’s presentation.